Tatleaux Browns Mills Landfill Solar, LLC

(2nd Offer)

OFFERING STATEMENT

HONEYCOMB CREDIT

OFFERING SUMMARY

Issuer Name	Tatleaux Browns Mills Landfill Solar, LLC
Doing Business As	Tatleaux Browns Mills Landfill Community Solar
Offering Amount	$10,000 - $500,000
Security Type	Secured Loan
Interest Rate	9.5% annually
Maturity	36-month term, interest-only, balloon principal payment at maturity
Payments	Monthly, disbursed to investors quarterly
Security Interest	Blanket lien on assets of the company[1]
First Payment	30 days after campaign end date[2]

*This Offering is a follow-on to the First Offer that closed 9.15.26. The liens securing these Notes will rank senior to the liens securing the First Offering Notes.

COMPANY OVERVIEW

Tatleaux Solar Group, LLC ("Tatleaux") develops and constructs commercial solar electricity generating systems expressly for residential customers. The company offers some of the highest electricity discounts in the industry. The company's projects average 20 acres in size that can deliver clean solar electricity to approx. 1,000 homes each. Tatleaux develops and constructs its solar projects from start to finish in 1 to 1 1/2 years versus the average commercial solar project that requires 3 to 10 years. The Company currently has approx. 50 small commercial projects under development or construction generating clean, highly discounted electricity for more than 50,000 homes.

Tatleaux typically sets up individual project companies to develop, construct and own the community solar projects. The single asset project company, TATLEAUX BROWNS MILLS LANDFILL SOLAR, LLC, ("NJ Landfill Community Solar Project", " Project", "Project Company"," Issuer", "Company") is the issuer of the securities being offered. The Project Company is 100% owned by Tatleaux Solar Group (Tatleaux, Parent Co). Tatleaux, at this time, plans to maintain ownership of the Project Company once it is operating. The location of the project is 295 MT. MISERY RD., Block 850, LOT 19, Browns Mills NJ 08015, in Pemberton Township, Burlington County, NJ.

Tatleaux is a union company so its projects are all built by union members who receive high "prevailing" wages that are higher. Tatlaux works with the unions to conduct workforce training programs for

[1] Security Interest secured by a first-priority lien on Project-related assets of the Company. While the Issuer does not currently anticipate requiring additional debt financing at the Company, for the integrity of the overall project, the following flexibility has been included to support the successful development, construction, completion and operation of the Project: If additional capital is reasonably required for the continued development, construction, completion or operation of the Project, such project subsidiary may incur future project-level financing, and liens securing such financing may become equal to or senior to the lien securing the Notes.

[2] The initial payment date is expected to be 30 days after the Offering Period has ended; however, the payment date may be adjusted to align with Honeycomb's standard payment schedule and applicable business day convention; it also may be scheduled to align with the payment schedule of other Reg CF Tatleaux Solar Group project subsidiary offerings.

residents of the towns in which the projects are located. This provides the opportunity for training program graduates to be hired for Tatleaux projects.

<u>Company History</u>

Founded less than a decade ago, Tatleaux Solar Group, LLC ("Tatleaux") decided to focus on the community solar sector in 2018. Community solar is the fastest growing sector in energy, expected to grow at least 50% per year for the next 5 to 10 years. Solar energy is a highly regulated industry. Over the past 7 years, the company has achieved all approvals and registrations required in the industry. The only remaining permits and approvals are for the Company's individual solar electricity systems. The primary obstacle to a successful community solar company is the ability to sell electricity effectively to residential customers. Tatleaux's track record in selling to residential customers, we believe, is by far the best in the industry because Tatleaux utilizes town hall style meetings to educate residents on community solar rules and our solar projects – we have a small reliance on online marketing. The company has zero salespersons or business development staff. All our potential solar projects have been brought to us by word of mouth from current and former local leaders, legislators and public officials.

Browns Mills Landfill Community Solar

The NJ Browns Mills Landfill Community Solar Project is to be built on a landfill site that has been closed for 50 years. This will transform what has been a long unused property into a solar generation facility and a community asset. The Project is a 1.81 MW DC system that will provide clean energy and reduced cost electricity to community members. The Project expects to generate ~2.58Million kwh/year, which is estimated to provide approximately 400 families with discounted electricity. The Project plans for more than 75% of the electricity (kwh) to be purchased by low to moderate income (LMI) subscribers, with a reduction in electricity cost of between 25% and 50%. (NJ Community Solar projects must serve a minimum of 51% LMI to qualify for the program.)

This project has started with permitted construction work. Major construction is expected in March-April 2027. The funds will be used to complete development and early-stage construction.

- Site Lease executed
- Engineering - Designs, site evaluation and plan, surveys complete
- Permitting: Zoning permits issued; Final Site Plans for building permits are scheduled to complete end of October
- Environmental - Redevelopment Plan approved, studies completed; final environmental permits expected end of October
- Interconnection evaluation - estimate included in budgeting; Final Interconnection Services Agreement expected in October
- NJ Community Solar program application submitted October
- EPC selected, contract signed and construction has started
- SREC subsidy application is complete; SREC awards expected in October
- Subscriber Management handled by Tatleaux, started end of 2025 and is in progress; approx. 400 households will receive 25% to 50% electricity discounts
- Panels and Equipment are scheduled to be ordered in November; because the Company plans to benefit from bulk ordering with other Tatleaux Solar Group projects, the timing of ordering may change

- Limited site preparation and early construction activities have commenced. Major construction, including installation of the solar facility, is expected in March - April 2027 following completion of the remaining permitting and development milestones.
- Construction completion and certification “(Commercial Operation Date”) is scheduled for the 2nd quarter of 2027.

The Project Co has applied for the NJ Community Solar Program plus SRECs. Given NJ is awarding an additional 3,000 MW of SRECs to community solar projects, the project location on a landfill site that has been unused for 50 years, and LMI subscriber plan, the Company feels their approval is highly likely.

Please see Exhibit E for Pro Forma Projections of the Project Company. The Browns Mills project is advancing with improved projected economics. Construction labor efficiencies and group ordering with other Tatleaux projects have lowered projected costs by approximately 10% from original estimates. Higher utility electricity bill credit rates increasing is a positive for the revenue outlook. These improvements help offset higher equipment tariff costs and lower SREC subsidy rates.

The Company may do rolling closes during the Offering Period given the Project is moving quickly to construction.

Browns Mills Landfill Site

The Project Company has received approval to redevelop a former municipally owned landfill in Pemberton Township, New Jersey into a community solar facility. The approximately 9-acre site has been inactive for decades and is currently vacant, primarily wooded land. The redevelopment plan is intended to remediate and repurpose the previously developed property for renewable energy generation. According to available New Jersey Department of Environmental Protection (NJDEP) mapping, there are no known contaminated sites or designated groundwater contamination areas on the property, although wetlands are located in a portion of the eastern section of the site. Because the property has remained unused for more than 45 years, there is no need to formally close the landfill site with a cap.

Community Partnerships and Subscriber Engagement

Tatleaux's project development model emphasizes partnerships with municipalities, school districts, nonprofit organizations, and other public agencies. For the Browns Mills project, Pemberton Township, the Pemberton School District, and The Opportunity League are serving as community partners by helping educate residents about community solar and encouraging participation in informational, town hall style meetings. These meetings explain the Community Solar Energy Program, subscriber eligibility, and the process for enrolling to receive discounted electricity. Tatleaux's subscriber acquisition strategy is built around trusted local institutions rather than traditional marketing, with a focus on offering deep electricity bill discounts designed to attract and retain subscribers while maximizing local participation. Management believes this community-based approach helps reduce subscriber acquisition risk, which can be an important factor in the long-term performance of community solar projects.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
TATLEAUX SOLAR GROUP	Limited Liability Company	100.00%

The above is the only ownership outstanding for the company. The ownership interests of a(n) DE Limited Liability Company give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

JOSEPH CORTES
Title: Manager
Work History: 10 years as an investment banker and senior development executive in renewable and alternative energy projects in the 1980s to 1990s. CEO of two consumer products companies running sales, marketing, operations and financial departments. Founder and CEO of Tatleaux Solar Group which develops, constructs and operates solar electricity generating systems/projects.

Biography: In founding Tatleaux Solar Group, I formulated a business model focused on small commercial solar projects that would sell most of its electricity to residential customers as opposed to selling it back to the grid. This solar sub-sector is called "community solar" and only a handful of states have true community solar programs that incentivize the sales of clean electricity to residential customers. This sector is growing more rapidly than any other renewable or traditional energy sector. Today, electricity rates throughout the US have risen to record levels. Tatleaux's electricity discounts are the highest in the industry at a minimum of 30% up to 50%. Tatleaux's projects are almost all in low income counties. We conduct town hall meetings to sell our electricity and residential customers' attendance has been strong. Tatleaux has achieved the most success in selling to residential customers than any other commercial solar firm. Thus, Tatleaux provides two key benefits to communities: making available clean solar energy and providing this clean energy at the lowest costs in the US.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN/Use of Funds

The investors' investments will allow the Company to complete the solar system's capitalization along with our parent company's funds in order to complete the development and and early construction of the solar electricity generating system, currently scheduled for Q4 2026.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Use of Funds	Min Target	Max Goal
	$10,000	**$500,000.00**
Honeycomb Fees	$600.00	$27,550.00
Net Proceeds	$9,400.00	$472,450.00
Final Solar Project Development and Early Construction	$9,400.00	$472,450.00

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note
The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.
- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.
- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.
- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

Offering Allows for "Early" and "Rolling Closes
Once the offering hits its minimum target amount and has been open for 21 days, the Company can choose to Close early the offering or execute one or a series of Rolling Closes. A Rolling Close of the Offering will allow the Company to close on investment commitments in the raise and draw down proceeds from those investment commitments during the relevant period, and continue to raise under the same Offering until the original close date. Rolling-close investors do not start to accrue interest however until the offering has its final close.

If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to cancel their investment commitment as it is considered completed and they are already investors in the Company.

Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

If the Company chooses to close the Offering early i.e. before its originally published Close Date, if you fail to participate in the Offering in a timely manner, you will be prevented from being able to invest in this Offering.

The Company is Not Subject to the Corporate Governance Requirements of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Equal or Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first. The Company can issue additional Notes with the same claim to security as this Offer.

Project Specific Risks

The Project has advanced beyond early-stage development and has secured key site, permitting, and regulatory approvals; however, investors should be aware of the following risks inherent in completing the development, constructing, operating, and financing a community solar project.

Development Completion and Construction Risk

The Project has advanced beyond early-stage development and has secured key site control, permitting, and regulatory approvals; however, the Project has not yet received its final permits and other development items, and has not been fully constructed or placed into commercial operation. Delays or cost overruns during final development activities, construction, or commissioning could postpone the start of revenue generation or increase project costs. While the Company has completed substantial development work, unforeseen issues related to labor availability, equipment delivery, permitting conditions, or site conditions could delay completion or affect project economics.

Interconnection and Utility Risk

Although the Project has applied for interconnection and has advanced in the interconnection process, the timing and cost of final interconnection approval are subject to utility review and requirements. Delays, required system upgrades, or changes in utility policies could increase costs or postpone commercial operation.

Regulatory and Program Risk

The Project relies on existing regulatory frameworks and utility programs applicable to community solar projects. Changes in laws, regulations, tariffs, or program rules—whether at the federal, state, or utility level—could affect the Project's ability to generate expected revenues or participate in applicable programs.

Revenue and Subscription Risk

Revenues from the Project depend on subscriber enrollment, retention, and ongoing participation in the applicable community solar program. While the Company expects to enroll sufficient subscribers, there can be no assurance that subscriber demand will meet expectations or that subscribers will remain enrolled for the life of the Project.

Operating Performance Risk

Once operational, the Project's financial performance will depend on system output, equipment reliability, maintenance practices, and weather conditions. Actual energy production may differ from forecasts due to factors beyond the Company's control, including variability in solar irradiance, equipment performance, or operational disruptions.

Competition Risk

Additional community solar projects that either exist or will exist in the surrounding area could attract subscribers away from this project.

Pricing & Cost Risk

Electricity costs, demand charges, and operating expenses may fluctuate. If electricity prices go down substantially it will impact the revenues of the project and available funds to repay investors if this occurs before the security matures. Increased costs to run the project may not be able to be passed on to investors given the revenue for community solar projects is based on a discount to current electricity costs.

Financing and Capital Structure Risk

The Project may require additional capital to complete construction or operate as planned. While the Company intends to fund the Project through a combination of equity and debt, there can be no assurance that additional capital, if needed, will be available on acceptable terms. The failure to obtain such capital could delay or limit the Project's completion or operation.

Limited Recourse and Project-Level Risk

The Notes are obligations of the Project company only and are secured by project-related assets. Investors do not have recourse to the assets of any parent or affiliated entities. As a result, repayment depends on the successful completion and operation of the Project and the cash flows it generates.

Platform Fees/USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$10,000.00	$500,000.00
Less: Intermediary Fee*	- $550.00	- $27,500.00
Less: Admin Fee**	- $50.00	- $50.00
Net Proceeds	$9,400.00	$472,450.00

* 5% of the total loan amount upon a successful raise; 0.5% annual servicing fee based on total amount raised (paid in advance of the first year)

** $25.00 fee to file UCC-1 with State + $25 processing fee

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Tatleaux Browns Mills Landfill Solar, LLC and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Tatleaux Browns Mills Landfill Solar, LLC ("Note Purchase Agreement") by way of the investor's electronic signature.
b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.
c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.
d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.
e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); the issuer may also choose to do a "rolling close" and continue to raise funds until the stated close date of the offering.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view at the back of this document Exhibit A or by clicking the SEC Link on the campaign page.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.
- The Company must pay the accrued interest on a monthly basis (every one month), starting 30-days[3] after the closing date of the offering.
- The Company must repay your principal (the amount you invested) 36months from the close of the offering, or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note with no penalties. Any prepayments will first be applied to accrued interest, then to principal.
- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.
- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.
- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.
- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.
- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws. In the first year, there are additional limitations for transfers. See below for more information. .
- The Note offered does not have any voting rights.
- The Terms of the Note being offered may not be modified or amended.

[3] The initial payment date may be adjusted to align with Honeycomb's standard payment schedule and applicable business day conventions.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are equal to or superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company. If additional capital is reasonably required for the continued development, construction, completion or operation of the Project, such project subsidiary may incur future project-level financing, and liens securing such financing may rank equal to or become senior to the lien securing the Notes.

The Company issued under Regulation CF a "First Offering Note" which is a 3 yr Note that closed on 9.15.2026. The Notes in this offering rank senior in priority of security with the Notes issued in the first Browns Mills offering; the interest rate is 9.5% vs. 10% in the First Offering Note. .

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company. In addition, The Notes in this offering rank senior in priority of security with the Notes issued in the first Browns Mills offering, closed on 9.15.26; in addition the interest rate for this offering is 9.5% vs 10% in the First Offering Note.

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest, however that sale may not generate enough funds to pay off noteholders.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

   The Company issued debt notes under Reg CF with an offering period that closed on Sept 15th 2026, and issued $78,100.46 of Notes. This offering is a follow on to that offering with the same structure of a secured note. The Notes in this offering rank senior in priority of security with the Notes issued in the first Browns Mills offering (closed 9.15.26); the interest rate is 9.5% vs 10% in the First Offering Note.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

None

SECURITY INTEREST IN COLLATERAL

The Notes will be secured at issuance by a first-priority security interest in substantially all of the assets of Tatleaux Browns Mills Landfill Solar, LLC (the "Company"), granted under a Security Agreement in the form attached as Exhibit B to the Note Purchase Agreement. The collateral is limited to the Company's own assets and does not extend to the parent company or any of its other projects or general operations.

To support the continued development, construction, completion, and operation of the Project, the Company may incur future project-level financing if additional capital is reasonably required. The liens securing that financing may become equal to or senior to the lien securing the Notes — meaning a future project lender could be repaid ahead of the Notes or share in collateral proceeds proportionately. By signing the Note Purchase Agreement, investors authorize the Administrative Agent, to execute the subordination and intercreditor and collateral-sharing agreements described in the NPA on their behalf without further consent. Senior financing may be entitled to collateral proceeds ahead of the Notes, while equal-ranking financing may share in those proceeds proportionately, reducing amounts available to repay investors.

Honeycomb Collateral LLC will initially serve as the Administrative Agent under the Security Agreement, and investors holding a majority of the outstanding Notes may replace it in accordance with the Note Purchase Agreement. By signing the Note Purchase Agreement, investors agree to engage Honeycomb Collateral LLC to serve as the Administrative Agent.

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

The Company has $78,100.46 of 3 yr secured debt notes outstanding; the Note pays interest only on a monthly basis during the 3 yrs at a 10% annual interest rate. Honeycomb Credit has been engaged to facilitate loan servicing for this offering. Investors are paid quarterly.

FINANCIAL INFORMATION

The financial information has been reviewed by a public accountant that is independent of the issuer. Please see Exhibit D for the Reviewed Financials.

The fiscal year end for this business is 12/31

There have been no changes in the Company ownership for the period reviewed.

Please see Exhibit E for Pro Forma Projections of the Project Company.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the SEC;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i) at the time of the filing of this offering statement bars the person from:

a) association with an entity regulated by such commission, authority, agency or officer;
b) engaging in the business of securities, insurance or banking;
c) engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person’s registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;

ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the “Investor Info” Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – NOTE PURCHASE AGREEMENT

NOTE PURCHASE AGREEMENT

Tatleaux Browns Mills Landfill Solar, LLC,

as the Issuer,

AND

____
as the Holder

AND

HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent

---

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this "**Agreement**"), by and among Tatleaux Browns Mills Landfill Solar, LLC (the "**Issuer**"), each person purchasing a promissory note referencing this Agreement (each a “**Holder**” and collectively the, "**Holders**"), and HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent (the “**Administrative Agent**”).

W I T N E S S E T H:

WHEREAS, the Issuer desires to sell certain of its promissory notes to the Holders, and the Holders desire to purchase such notes, to fund certain commercial aspects of the Issuer’s business as more particularly described herein (the "**Purpose**");

WHEREAS, Holders wish to purchase such promissory notes of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the “**Title III Offering**”), conducted on www.HoneycombCredit.com (the “**Site**”) maintained by Honeycomb Credit, Inc. (the “**Portal**”);

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1 Recitals. The Recitals are incorporated herein as if set forth at length.

1.2 Defined Terms. Capitalized terms not otherwise defined in this Agreement have the meanings given to them in the Form C filed by the Issuer with the Securities and Exchange Commission and available on the Site, which we refer to as the “Disclosure Document.” The Disclosure Document, together with this Agreement, the Notes, any security instruments (if applicable), and any other document or instrument executed in connection with any of the foregoing are collectively referred to as the “Loan Documents.”

"Project" means the climate, clean energy, energy efficiency, electrification, resilience, energy storage, electric vehicle infrastructure, distributed generation, community solar, renewable energy or other project or projects described in the Disclosure Document, together with any related improvements, expansions, modifications, replacements, upgrades or successor assets.

"Portfolio" means two or more Projects owned, developed, financed, operated or maintained by the Issuer, one or more Project Companies, one or more Portfolio Companies, or any combination thereof.

"Project Company" means any entity that directly or indirectly owns, develops, constructs, finances, operates or maintains a Project or any material portion thereof.

"Portfolio Company" means any entity that directly or indirectly owns, develops, finances, operates or maintains a Portfolio or multiple Projects.

"Project-Related Assets" means all tangible and intangible assets relating to the development, construction, financing, ownership, operation or maintenance of a Project, including equipment, fixtures, permits, licenses, approvals, interconnection rights, site control rights, leases, contracts, accounts, general intangibles, engineering and design work product, studies, intellectual property, books and records and proceeds thereof.

"Project Documents" means all material agreements, permits, approvals, licenses, governmental authorizations, interconnection agreements, site control agreements, leases, power purchase agreements, subscriber agreements, engineering agreements, procurement agreements, EPC contracts, O&M agreements and other documents relating to the development, construction, financing, ownership or operation of a Project.

"Permitted Project Financing" means indebtedness, credit facilities, equipment financing, bridge financing, development financing, construction financing, tax credit financing, each case incurred to develop, construct, complete or operate the Project and secured by liens on the Project or Project-Related Assets that are permitted to rank equal to or senior to the Holders' lien.

"Permitted Liens" means (i) the liens securing the First Offering Notes and (2) any Lien securing financing the Issuer incurs after the Closing Date — including any Permitted Project Financing — which Liens may rank equal to or senior to, and to which the Holders' Liens may be subordinated by the Administrative Agent pursuant to Section 5.9.

"First Offering Notes" means the promissory notes issued by the Issuer pursuant to its first Browns Mills offering, which closed on September 15, 2026.

ARTICLE II

NOTE PURCHASE TERMS

2.1 Purchase of Notes.

The Issuer will issue and sell to certain of the Holders, and such Holders will purchase from the Issuer, promissory notes of the Borrower in substantially the form of Schedule 2.1 (each a "**Note**" and collectively, the "**Notes**") in the aggregate principal amount not to exceed $500,000 (the "**Borrowing Limit**"). The date on which the Issuer will issue and sell the Notes and the Holder shall purchase the Note, shall be the "**Closing Date**". The Issuer may sell Notes pursuant to this Agreement for a duration consistent with the Disclosure Document. Issuer shall keep a schedule of Notes purchased by each Holder, and the purchase price therefore. Holder will not receive a paper document representing Holder's Note.

2.2 Payment Terms.

(a) Repayment. Each Note shall be repaid by the Issuer under the terms and conditions set forth below. Interest shall begin to accrue on the Closing Date, or on the nearest date thereafter that aligns with the Administrative Agent's standard payment schedule[1] ("Interest Commencement Date"). No interest shall accrue before that date, including on Notes

[1] The dates may also be set to align with other Tatleaux Solar Group project subsidiary Reg CF offerings.

issued at a rolling closing. The Issuer shall make monthly payments commencing on the first scheduled payment date thereafter and continuing each month through the Maturity Date. If any payment date falls on a day that is not a Business Day, payment shall be due on the next Business Day. Interest shall be payable as set forth in the chart below. The Administrative Agent will distribute principal and interest payments to Holders on a quarterly basis. If any payment date falls on a day that is not a Business Day, such payment shall be due on the next Business Day. Interest shall be payable as set forth in the chart below. The Maturity Date shall be the date determined by adding the term specified in the chart below to the Interest Commencement Date.

Issuer Name	Tatleaux Browns Mills Landfill Solar, LLC
Doing Business As	Tatleaux Browns Mills Landfill Solar
Offering Amount	$10,000 - $500,000
Security Type	Secured Loan
Interest Rate	9.5%
Maturity	36 month term, interest-only, balloon principal payment at maturity
Payments	Monthly, disbursed to investors quarterly
Security Interest	Blanket Lien on assets of The Company
Personal Guaranty	None
First Payment	30 days after campaign end date

*This Offering is a follow-on to the first offer that closed 9.15.26. The liens securing these Notes will rank senior to the liens securing the First Offering Notes.

(b) Annual Servicing Fee. As consideration for the servicing of Issuer's payments to Holders, the Issuer agrees to pay an annual loan servicing fee equal to 0.5% of the original principal amount of the Notes. The first year's servicing fee shall be paid from the net proceeds of the Offering. Thereafter, the annual servicing fee shall be payable by the Issuer in pro rata installments concurrently with each scheduled payment due under the Notes. This is in addition to, and not deducted from, any principal, interest, or other amounts payable to the Holders.

(c) Security. As security for repayment of the Note, the Issuer hereby grants to the Holders a Blanket Lien on assets of The Company (“Collateral”) described in the chart above to be evidenced by the appropriate security agreement, mortgage, or other security instrument(s) and included as a Loan Document contemplated by this Agreement.

2.3 Payments.

(a) ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the “Designated Account”) by each Holder at the Site. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder’s Designated Account is no longer valid for any reason. Whenever any payment is due on a day that is not a business day, such payment will be due on the next following business day. Each payment will be applied first to any fees charges and expenses authorized under the Loan Documents,

including the reasonable fees and expenses of the Administrative Agent, then to accrued but unpaid interest on the Notes, and then to the outstanding principal balances of the Notes.

(b) Non-ACH Payments Processing Fee. To the extent a Holder does not authorize the Issuer to make ACH distributions into its Designated Account, payments to such Holder will be made by check and mailed to such Holder at the address provided by Holder on the Site after deduction by the Issuer from each such check of a Fifty Dollar ($50) processing fee (the "Processing Fee"). All Processing Fees shall be credited against the outstanding amounts due under such Holder's Note. In the event the quarterly amount payable to such Holder is less than the Processing Fee, the balance of the Processing Fee shall accumulate and be payable out of the Issuer's next payment installment to the Holder. In the event the total amount that remains outstanding under such Holder's Note is less than the amount of the accumulated Processing Fee, the obligations due and owing to the Holder under its Note shall be deemed satisfied and paid in full.

2.4 Equalization Among Holders.

Each Note is on parity with all Notes issued pursuant to this Agreement and rank equally, without preference among themselves. Any amounts to be distributed pursuant to this Agreement and the Notes to the Holders shall be made pro rata in proportion to the amount then outstanding under each Holder's respective Note.

The Issuer may incur additional Permitted Project Financing that ranks equally with the Notes in lien priority, without further consent of any Holder or the Required Holders. Holders acknowledge that such financing may share in the same Collateral and recoveries, reducing the amounts otherwise available to satisfy the Notes. The terms of any shared recoveries shall be established in an intercreditor or collateral-sharing agreement executed pursuant to Section 5.9.

2.5 Maximum Lawful Rate.

In no event shall Issuer be obligated to pay interest on the Note to the extent it exceeds the highest rate of interest that may be lawfully contracted for, charged or received by such Holder, and in such event the Issuer shall pay such Holder interest at the highest rate permitted by applicable law.

2.6 No Right to Cancel. Each Holder acknowledges and agrees that this is a commercial transaction and that the Holder has no right to cancel its subscription or rescind this Agreement. Once the Holder signs this Agreement, electronically or otherwise, the Holder is obligated to purchase the Note on the terms and conditions set forth in this Agreement and as described in the Disclosure Document, including, but not limited to, instances where the principal amount of the Note is reduced consistent with the Disclosure Document. Notwithstanding the foregoing, the Holder may cancel its investment commitment at any time until 48 hours prior to the offering deadline in accordance with Regulation Crowdfunding and the policies and procedures of the Intermediary.

2.7 Issuer's Right to Reject Subscription. Each Holder acknowledges and agrees that Issuer has the right to reject the Holder's subscription for any reason or for no

reason by returning the money provided to the Issuer to the applicable Holder's Designated Account whose subscription has been rejected.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1 Issuer's Representations and Warranties. The Issuer represents and warrants to each Holder that the following are, and immediately after giving effect to the transactions contemplated hereby will be, true, correct and complete:

(a)Power and Authorization. The Issuer has the power and authority and all authorizations, consents and approvals to execute, deliver, and perform its obligations under this Agreement and the Notes.

Binding Effect. This Agreement and the Notes constitute a legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

3.2 Holder's Representations and Warranties. Each Holder hereby severally, but not jointly, represents and warrants to the Issuer as follows as of the date hereof and as of the Closing Date:

(a) Accuracy of Information. All of the information the Holder has given to the Issuer (whether in this Agreement, at the Site, or otherwise) is accurate and the Issuer and may rely on it. If any of the information Holder has given to Issuer changes before the Issuer accepts Holder's subscription, Holder will notify the Issuer immediately. Holder agrees to indemnify and hold Issuer, and each of their respective directors, officers, employees and representative harmless for any damages, losses, or claims (including reasonable attorney fees and costs) incurred by Issuer that result from or arise out of inaccurate information provided by Holder.

(b) Risks. Holder understands all the risks of investing, including the risk that Holder could lose its entire investment in the Issuer evidenced by the Note and this Agreement. Without limiting that statement, Holder acknowledges and agrees that it has reviewed and understands each of the risks listed under "Risk Factors" in the Disclosure Document.

(c) No Representations. No person (i) has made any promises or representations to Holder, except for the information contained in the Disclosure Document; or (ii) has guaranteed any financial outcome for Holder's investment.

(d) Escrow Account. Each Holder understands that its money will be held in an escrow account in one or more banks prior to funding the loan to the Issuer for the stated Purpose. If any of these banks became insolvent, such money could be lost.

(e) Opportunity to Ask Questions. Each Holder has had the opportunity to ask questions about the Issuer and the investment, which questions have been answered to the Holder's satisfaction.

(f) Legal Power to Sign and Invest. Holder has the legal power to sign this Agreement and purchase the Note. Holder's investment does not violate any contract Holder has entered into with any other individual or entity.

(g) Acting On Holder's Behalf. Each Holder acknowledges and agrees that it is acting on its own behalf in purchasing the Note, not on behalf of any other individual or entity.

(h) Investment Purpose. Holder is purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

(i) Knowledge. Holder has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

(j) Financial Forecasts. Holder understands that any financial forecasts or projections are based on estimates and assumptions the Issuer believes to be reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

(k) Financial Wherewithal. Holder can afford this investment, even if Holder loses the entirety of its investment. Holder does not rely on its cash or other property used in this investment to pay for any of Holder's current living necessities, including but not limited to, Holder's food, housing, and utilities.

(l) No Government Approval. Holder understands that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

(m) No Advice. Each Holder acknowledges and agrees that the Issuer has not provided the Holder with any investment, financial, or tax advice. Each Holder has been advised to consult with its own legal and financial advisors and tax experts prior to entering into this Agreement.

(n) Tax Treatment. If any withholding tax is imposed on any payment made by Issuer to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax. Any taxes owed on the payments to Holder shall be the responsibility of such Holder.

(o) Anti-Terrorism and Money Laundering (Natural Persons). If Holder is a natural person (not an entity), such Holder represents and warrants as follows:

(i) Source of Funds. None of the money Holder has paid or will pay or contribute to the Issuer is derived from or related to any activity that is illegal under United States law.

(ii) Anti-Terrorism Laws. Holder is not on any list of “Specially Designated Nationals” or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury (“OFAC”), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

(iii) Anti-Money Laundering Laws. Holder’s purchase of a Note will not, by itself, cause the Issuer to be in violation of any “anti-money laundering” laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

(iv) Additional Information. Holder will provide such documentation as may be reasonably requested by the Issuer to verify further the source of funds used to purchase the Note.

(p) Entity Holders. Each Holder that is a legal entity, such as a corporation, partnership, or limited liability company, represents and warrants as follows:

(i) Good Standing. Holder is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

(ii) Other Jurisdictions. Holder is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Holder.

(iii) Authorization. The execution, delivery, and performance by Holder of this Agreement and any related Loan Documents have been duly authorized by all necessary corporate action.

(iv) Investment Company. Holder is not an “investment company” within the meaning of the Investment Company Act of 1940.

(v) Anti-Terrorism and Money Laundering.

(A) Source of Funds. No funds used or contributed to the Issuer derives from or relates to any activity that is illegal under United States law.

(B) Anti-Terrorism Laws. None of the ultimate owners of Holder is on any list of “Specially Designated Nationals” or known or suspected terrorists that has been generated by OFAC, nor is a citizen or

resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

(C) Notice of Violations. If at any time the Issuer determines that any of the representations in contained in this subsection are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Issuer may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of such Holder's Note.

ARTICLE IV
COVENANTS

4.1 Issuer Covenants. Issuer covenants and agrees that, so long as any of the obligations evidenced by the Loan Documents remain unpaid or unsatisfied:

(a) Maintenance of Property. Issuer shall maintain and preserve all its real and tangible property in good working order and condition, ordinary wear and tear and casualty excepted.

(b) Insurance. Issuer shall maintain or cause to be maintained in full force and effect all policies of insurance of any kind (including policies of fire, theft, public liability, property damage, other casualty insurance) with respect to the property of the Issuer, including any Collateral, with reputable insurance companies or associations of a nature and providing such coverage as is sufficient and as is customarily.

(c) Use of Proceeds. Issuer shall use the proceeds of the sale of the Notes solely for the Purposes stated herein and in the Disclosure Document.

4.2 Holder Covenants. Each Holder covenants and agrees that, so long as any of the obligations evidenced by its Note remains unpaid or unsatisfied:

(a) Restrictions on Holders. No Holder may, under any circumstances (i) take any individual action to collect a Note; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

(b) Disclosure. Holder agrees that Issuer may release confidential information about Holder to government authorities if Issuer, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Issuer in light of any applicable law or regulation.

(c) Additional Documents. Holder agrees to execute any additional documents the Issuer requests if the Issuer reasonably believe those documents are necessary

or appropriate and explain that Holder is able to bear the economic risk of its investment in the Notes for an indefinite duration and is able to afford a complete loss of such investment.

(d) Re-Purchase of Holder's Note. If Issuer decide that Holder has provided inaccurate information or has otherwise violated its obligations, Issuer may (but shall not be required to) repurchase or rescind Holder's Note.

ARTICLE V

ADMINISTRATIVE AGENT

5.1 Appointment. Each Holder hereby irrevocably designates, appoints and authorizes Honeycomb Collateral LLC to act as the initial Administrative Agent for such Holder under this Agreement and to execute and deliver or accept on behalf of each of the Holder any Loan Documents, including this Agreement, and any security agreement or mortgage or other document or instrument reasonably necessary to give effect to the transactions contemplated by this Agreement and the Disclosure Document. Each Holder hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and the Loan Documents, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto. Administrative Agent agrees to act as the Administrative Agent on behalf of the Holders to the extent provided in this Agreement.

5.2 Nature of Duties.

(a) The Administrative Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist. The duties of the Administrative Agent shall be mechanical and administrative in nature and shall not create any fiduciary or trust relationship in respect of any Holder.

(b) The function and duty of the Administrative Agent shall be: (i) to execute any security agreement, mortgage or other Loan Document on behalf of the Holders providing for the grant of a security interest in favor of the Holders in property of the Issuer as contemplated in the Disclosure Document and in this Agreement; (ii) to enforce the rights and remedies of the Holders under any applicable Loan Document, including this Agreement, upon written direction from the Required Holders (as defined below) (an "Enforcement Proceeding"); and (iii) to hold proceeds collected by Administrative Agent following an Event of Default by the Issuer, including, but not limited to, from the sale of any Collateral, and to distribute such proceeds to the Holders in an amount consistent with the terms and conditions of this Agreement and the Holder's respective Note; provided however, that in connection with this subsection (b)(iii), only, each Holder acknowledges and agrees that a successor Administrative Agent to Honeycomb Collateral LLC must be appointed pursuant to Section 5.7, below, and that in no event can Honeycomb Collateral LLC hold or distribute proceeds on behalf of the Holders.

(c) In connection with any Enforcement Proceeding, the Administrative Agent shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Agreement, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Administrative Agent may

determine in its sole and unlimited discretion, subject to the other provisions of this Agreement. The Administrative Agent may pursue such remedies notwithstanding that the Administrative Agent does not have physical possession of the Notes and without naming the Holders as parties.

(d) The Administrative Agent takes no responsibility and makes no statement regarding the validity, extent or enforceability of the Loan Documents or the lien priority or position that the Holders will have as a result of the Loan Documents.

5.3 Instructions from the Holders. The Administrative Agent agrees, upon the written request of the Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis (the “Required Holders”), to take or refrain from taking any action of the type specified as being within the Administrative Agent's rights, powers or discretion herein, provided that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement, any loan agreements with third parties (if applicable), or any of the other Loan Documents or applicable Law. Additionally, Administrative Agent shall have no obligation to comply with instructions from the Required Holders to initiate or continue an Enforcement Proceeding without sufficient funds being made available in advance to Administrative Agent to cover the Administrative Agent’s out-pocket-expenses, including, but not limited to, filing fees and costs, required to initiate or continue such Enforcement Proceeding. Any action taken or failure to act pursuant to such instructions shall be binding on the Holders. No Holder shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder in accordance with the instructions of the Required Holders, or in the absence of such instructions, in the absolute discretion of the Administrative Agent. Holders acknowledge and agree to electronic communications by and between the Holders and the Administrative Agent and any Holder’s failure to affirmatively instruct the Administrative Agent within the time prescribed by Administrative Agent shall be deemed as the Holder’s consent to the action or inaction taken by the Administrative Agent.

5.4 Nonrecourse Liability. The Administrative Agent shall not be liable to any Holder for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to this Agreement or any other Loan Document, unless caused by Administrative Agent’s own gross negligence or willful misconduct.

5.5 Reimbursement and Indemnification of Administrative Agent by Issuer. Issuer agrees to reimburse, indemnify defend and save the Administrative Agent harmless from and against all liabilities, costs, expenses or disbursements, including attorneys' fees and disbursements, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Document; provided that Issuer shall not be liable for any portion of such liabilities, costs, expenses or disbursements if the same results from the Administrative Agent's gross negligence or willful misconduct.

5.6 Compensation. Administrative Agent shall be entitled to compensation and reimbursement of expenses as set forth below which amounts shall be the obligation of the Company and shall be added to the amounts otherwise payable under the Notes:

(a) Flat Fee. As compensation to the Administrative Agent for the services provided by the Administrative Agent to the Holders in the execution and documentation of any Collateral securing the obligations evidenced by the Notes, Holders acknowledge and agree that Administrative Agent may be paid a flat fee.

(b) Hourly Rate. As compensation to the Administrative Agent for the services provided by the Administrative Agent in connection with any Enforcement Proceeding, Administrative Agent shall be entitled to receive reasonable compensation at the hourly rate plus reimbursement of all out of pocket expenses reasonably incurred by the Administrative Agent.

(c) Surcharge. Upon the occurrence of an Event of Default that is continuing, all payments under the Notes shall be directed to and held in escrow until the Event of Default is cured or otherwise resolved. Each Holder acknowledges and agrees that the Administrative Agent may surcharge (i) the Collateral, if any, and (ii) the funds maintained in escrow in an amount equal to the outstanding and unpaid portion of the compensation due and payable to the Administrative Agent under the terms of this Agreement, prior to causing the balance of said proceeds or funds to be distributed to the Holders on a pro rata basis.

5.7 Successor Administrative Agent. The Administrative Agent (i) may resign as Administrative Agent by providing Notice ("Notice of Resignation") or (ii) shall resign if such resignation is requested by the Required Holders, by giving not less than thirty (30) days' prior written notice to the Holders and the Issuer. Upon the occurrence of an Event of Default, each Holder hereby acknowledges and agrees that Honeycomb Collateral LLC shall resign as the Administrative Agent and that the Holders must appoint a successor Administrative Agent on or before the date specified in the Notice of Resignation. Each Holder further acknowledges that Honeycomb Collateral LLC cannot hold or distribute funds on behalf of any Holder and that a successor Administrative Agent must be appointed prior to the receipt of any funds on behalf of any Holder in any Enforcement Proceeding or otherwise. If the Administrative Agent resigns under this Agreement, then either (a) the Required Holders shall appoint from among the Holders a successor agent for the Holders or (b) if a successor agent shall not be so appointed and approved within the earlier of: (i) the thirty (30) day period immediately following the Administrative Agent's Notice of Resignation; or (ii) the need to appoint a successor Administrative Agent to receive and distribute funds on behalf of Holders, as reasonably determined by Honeycomb Collateral LLC in its sole discretion, then the Administrative Agent shall appoint a successor agent who shall serve as Administrative Agent until such time as the Required Holders appoint a successor agent. For purposes of appointing a successor Administrative Agent, only, the Required Holders shall be determined by reference to Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis that have cast a vote timely. Upon its appointment pursuant to either clause (a) or (b) above, such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent, effective upon its appointment, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement. After the resignation of any Administrative Agent hereunder, the provisions of this Agreement shall inure to the benefit of such former Administrative Agent and such former Administrative Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Administrative Agent under this Agreement.

5.8 Calculations. In the absence of gross negligence or willful misconduct, Holder acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Holder whether in respect of the Notes, fees or any other amounts due to the Holder under this Agreement. In the event an error in computing any amount payable to any Holder is made, the Administrative Agent, the Issuer and each affected Holder shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

5.9 Authority to Subordinate; Equal-Ranking Financing: Intercreditor Arrangements. Each Holder irrevocably authorizes the Administrative Agent, without further consent of any Holder or the Required Holders and notwithstanding Section 5.3, to execute subordination, intercreditor and collateral sharing agreements with any provider of Permitted Project Financing and, to give effect thereto, to subordinate or release the Holders' lien on all or any portion of the Collateral and to amend, subordinate or decline to file any UCC financing statement. Any such subordination release, equal ranking, or collateral sharing arrangement, is automatically effective upon the Administrative Agent's execution and binds each Holder without further action; the Administrative Agent may rely on the Issuer's certificate that a financing constitutes Permitted Project Financing and has no liability hereunder absent its own gross negligence or willful misconduct.

Each Holder further authorizes the Administrative Agent, without further consent of any Holder or the Required Holders and notwithstanding Section 5.3, to establish equal lien priority and ratable sharing of Collateral recoveries with providers of equally ranked Permitted Project Financing, and to execute related amendments to the Security Agreement and other Loan Documents. Such arrangements shall not alter the Notes' interest rate, scheduled payment dates or maturity date.

ARTICLE VI
EVENTS OF DEFAULT

6.1 Event of Default. Any of the following shall constitute an "Event of Default":

(a) Non-Payment. The Issuer fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Issuer; or

(b) Representation or Warranty. Any representation, warranty or certification by or on behalf of the Issuer shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

(c) Insolvency. Issuer ceases or fails to be solvent or admits in writing its general inability to pay, its debts as they become due, subject to applicable grace periods, if any;

(d) Breach of Other Obligations. Issuer breaches a material obligation owed to a third party, including breach of any loan documents with another lender; or

(e) Involuntary Proceeding. The Issuer becomes subject to an involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

(f) Change of Control. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Issuer. For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Issuer; (ii) a change in more than fifty percent (50%) of the effective voting power of the Issuer; or (iii) any merger or reorganization of the Issuer, except a merger in which those in control of the Issuer retain more than fifty percent (50%) of the combined voting power of the resulting entity; or

(g) Bankruptcy. Issuer files a voluntary bankruptcy proceeding.

6.2 Remedies. Upon the occurrence and during the continuance of an Event of Default in Section 6.1(a)-(f), then the Required Holders may instruct the Administrative Agent to declare all amounts owed under the Notes to be immediately due and payable. Upon the occurrence of an Event of Default in Section 6.1(g), all amounts owed under the Notes shall automatically be accelerated and become immediately due and payable without prior written notice or demand. Upon the occurrence of any Event of Default that is continuing, Holders shall have the right to exercise all rights and remedies available to them under this Agreement, any Loan Document, at law or in equity, consistent with the procedures set forth in this Agreement.

6.3 No Individual Right of Action. Each Holder acknowledges and agrees that no Holder has an individual right of action to enforce its Note or any of the Loan Documents against the Issuer and is bound by the decision and instructions provided to the Administrative Agent by the Required Holders consistent with the terms of this Agreement.

6.4 Force Majeure. An Event of Default shall not be deemed to have occurred if a breach or failure by the Issuer is caused by Acts of God, government restrictions (including the denial or cancellation of any export, close of business or other extraordinary measures), wars, insurrections and/or any other cause beyond the reasonable control of the Issuer; provided that the Administrative Agent shall give Holders written notice describing the force majeure in reasonable detail given the information presently available. Performance under the Notes is suspended for the period of time in which the force majeure is in effect, plus thirty (30) days thereafter (the "Force Majeure Period"). The Force Majeure Period may be extended further in the discretion of the Administrative Agent with the consent of the Required Holders pursuant to the procedures outlined in Section 5.3 of this Agreement. Any payments made by any Issuer during the Force Majeure Period are not subject to refund. The term length of the Note shall not be adjusted if the Force Majeure is put into effect.

ARTICLE VII

MISCELLANEOUS

7.1 LIMITATIONS ON DAMAGES. NEITHER ISSUER NOR ADMINISTRATIVE AGENT WILL BE LIABLE TO ANY HOLDER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF HOLDER DISCLOSES IT MIGHT INCUR THOSE DAMAGES. The maximum liability the Issuer or Administrative Agent may have to any Holder is the amount of such Holder's investment as evidenced by the Note.

7.2 NO CLASS ACTION CLAIMS. NO LAWSUIT SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same lawsuit unless those persons are parties to a single transaction. An award shall determine the rights and obligations of the named parties only, and only with respect to the claims in the lawsuit, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration

7.3 Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

(a) Issuer and each Holder hereby: (i) irrevocably submits to the jurisdiction of the Court of Common Pleas of Allegheny County, Pennsylvania and to the jurisdiction of the United States District Court for the Western District of Pennsylvania for the purposes of any action or proceeding arising out of or relating to any of this Agreement or the Notes or the subject matter thereof and brought by the Administrative Agent on behalf of the Holder; (ii) waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such action or proceeding, any claim that (A) it is not personally subject to the jurisdiction of such courts, (B) the action or proceeding is brought in an inconvenient forum or (C) the venue of the action or proceeding is improper; and (iii) agrees that, notwithstanding any right or privilege it may possess at any time, such party and its assets are subject to suit on account of the obligations assumed by it hereunder.

(b) THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS OR THE SUBJECT MATTER THEREOF AND BROUGHT BY ANY OTHER PARTY.

(c) The Holders acknowledge that this is a commercial transaction, that the foregoing provisions for consent to jurisdiction, service of process and waiver of jury trial have been read, understood and voluntarily agreed to by them and that by agreeing to such provisions they are waiving important legal rights. The obligations of the parties under this Section will survive any termination of this Agreement.

7.4 Creditor-Debtor Relationship. The relationship between each Holder, on the one hand, and the Issuer, on the other hand, is solely that of creditor and debtor.

7.5 Expenses. Each party shall be responsible for its own expenses, including without limitation all attorney's fees which arise out of or relate to the documentation of this Agreement or the Notes. Upon the occurrence of an Event of Default or commencement of an Enforcement Proceeding, the costs and expenses incurred by the Administrative Agent on behalf of the Holders, including reasonable attorneys' fees and costs, shall be added to and become a part of the obligations owed by the Issuer under this Agreement.

7.6 Notices. All notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by electronic delivery, including all tax forms, to the email address provided by the Holder on the Site and shall be deemed transmitted when sent. Notices to the Administrative Agent and the Issuer may be sent electronically to the email addresses provided in their respective signature blocks.

7.7 Amendments. This Agreement and the Notes may be amended only by a writing signed by the Issuer on the one hand and by the Administrative Agent on behalf of the Holders on the other hand, and any such amendment will be effective only to the extent specifically set forth in such writing.

7.8 Confidentiality. Each of the Holders shall maintain in confidence in accordance with its customary procedures for handling confidential information, all written information that the Issuer, furnishes to Holders ("Confidential Information"), other than any such Confidential Information that become generally available to the public other than as a result of a breach by the Holders of its obligations hereunder or that is or becomes available to the Holders from a source other than the Issuer, and that is not, to the actual knowledge of the recipient thereof, subject to obligations of confidentiality with respect thereto.

7.9 Miscellaneous. This Agreement and the Notes: (a) may not be assigned, pledged or otherwise transferred, whether by operation of law or otherwise, without the prior consent of the Issuer; (b) may be executed in electronically and in counterparts by the parties, which shall be deemed effective as an original and will constitute one and the same instrument; (c) contain the entire agreement of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) are governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws rules; and (e) are binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns. The waiver by a party of any breach or violation of any provision of this Agreement will not operate or be construed a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

EXHIBIT B – SECURITY AGREEMENT

SECURITY AGREEMENT

This Security Agreement by Tatleaux Browns Mills Landfill Solar, LLC, DE Limited Liability Company (the "Debtor"), having a principal place of business located at 300 Carnegie Center, Princeton, NJ 08540 and Honeycomb Collateral LLC, a Delaware Limited Liability Company, or any of its successors or assigns (the "Collateral Agent" or "Secured Party").

Recitals

A. The Debtor has entered into that certain Note Purchase Agreement (the "NPA") pursuant to which the Debtor, as Issuer, issued certain notes (collectively the "Notes") to holders (the "Holders") purchased pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "Title III Offering"), conducted on www.HoneycombCredit.com maintained by Honeycomb Credit, Inc. (the "Portal"); and

B. Pursuant to the terms of the NPA, it is a condition precedent to the Holders' agreement to purchase the Notes, that the Debtor grant to and create in favor of the Collateral Agent (for the benefit of the Holders) a first priority security interest in the Collateral (defined below) to secure repayment of the obligations owed to the Holders by the Debtor under the Notes subject to Permitted Liens; provided that, as contemplated by the NPA, such security interest may rank equally with or become subordinate to liens securing Permitted Project Financing reasonably incurred in connection with the continued development, construction, completion or operation of the Project, and the Collateral Agent is authorized to enter into subordination, intercreditor and collateral sharing agreements giving effect thereto.

NOW, THEREFORE, intending to be legally bound by this Agreement, Debtor and Secured Party mutually covenant and agree as follows:

1. Grant of Security Interest. To secure the payment of all amounts due under the Notes, the Debtor hereby grants to the Collateral Agent a security interest (the "Security Interest") in the assets listed on Schedule A and any proceeds, substitutions, replacements thereof or additions thereto (the "Collateral"). This Agreement constitutes a "security agreement" within the meaning of the Uniform Commercial Code as adopted in Pennsylvania (the "Code"). All capitalized terms in this Agreement, if not otherwise defined, have the meanings given in the NPA or, if not defined there, shall have the meaning given to them by the Code.

2. **Rights and Remedies of a Secured Party**. In addition to all rights and remedies given to the Secured Party pursuant to the NPA and this Security Agreement, the Secured Party shall have all of the rights and remedies of a secured party under the Code (whether or not the Code applies to the Collateral).

3. **Authorization to File Financing Statements**. The Debtor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto

4. **Debtor's Warranties, Representations and Agreements**. The Debtor represents and warrants to Secured Party and agrees that:

(a) Except for the security interest herein granted **and Permitted Liens**, Debtor is the owner of the Collateral free from any adverse lien, security interest or encumbrance; no financing statement covering any of the Collateral or any proceeds thereof is on file in any public office **other than financing statements evidencing the security interest herein granted or any Permitted Liens**; and the Debtor will defend the Collateral against all claims and demands of all persons **(other than holders of Permitted Liens)** at any time claiming the same or any interest therein;

(b) The exact legal name of Debtor as is set forth in the first paragraph of the Agreement and Debtor shall not change its legal name without giving secured party thirty (30) days prior written notice thereof;

(c) The state of formation of the Debtor is DE. Debtor shall not change the state of its incorporation or formation without giving Secured Party thirty days prior written notice thereof;

(d) Debtor must keep complete and accurate Books and Records (as used herein, the term "Books and Records" is defined to include all books of original and final entry, including computer programs, software, stored material and data banks associated with or arising out of Debtor's business or record keeping) and make all necessary entries therein to reflect the quantities, costs, value and location of the Collateral. Debtor agrees to mark its Books and Records in such fashion as to indicate the security interest granted to Secured Party herein. Debtor will permit Secured Party, its officers, employees and agents, to have access to all of Debtor's Books and Records and any other records pertaining to Debtor's business which Secured Party may request, and will cause all persons including computer service bureaus, bookkeeping services, accountants and the like, to make all such Books and Records available to Secured Party, its officers, employees and agents and, if deemed necessary by Secured Party in Secured Party's sole discretion, permit Secured Party, its officers, employees and agents to duplicate, at Debtor's expense, the Books and Records at Debtor's place of business or any other place where they may be found. Secured Party's right to inspect and duplicate Debtor's Books and Records will be enforceable at law by action of replevin or by any other appropriate remedy at law or in equity;

(e) The Collateral is and has been kept at the Debtor's principal place of business (as set forth above), and Debtor's chief executive office is and has been at the location of Debtor's principal place of business;

(f) Debtor must immediately notify Secured Party in writing of any event causing deterioration, loss or depreciation in value of any of the Collateral and the amount of such loss or depreciation. Debtor must permit Secured Party, its officers, employees and agents, access to the Collateral at any time and from time to time, as and when requested by Secured Party, for the purposes of examination, inspection and appraisal thereof and verification of Debtor's Books and Records pertaining thereto, and Debtor will pay the expenses of these inspections and audits on Secured Party's request. Debtor will promptly notify Secured Party in writing if there is any change in the status or physical condition of any Collateral. Debtor agrees not to return any Collateral to the supplier thereof without obtaining Secured Party's prior written consent;

(g) Debtor will not sell, exchange, lease, rent or otherwise dispose of any of the Collateral or of any Debtor's rights therein, other than in the ordinary course of Debtor's business, without the prior written consent of Secured Party;

(h) Debtor will care for and preserve the Collateral in good condition and repair at all times and will pay the cost of repairs to and maintenance and preservation of the Collateral and will not permit anything to be done that may impair the value of any of the Collateral or the security intended to be afforded by this Agreement;

(i) Until the occurrence of an Event of Default (as this term is defined below), Debtor may use the Collateral in any lawful manner not inconsistent with the agreements herein or with the terms and conditions of any policy of insurance thereon;

(j) No Event of Default has occurred and no event has occurred which, with the passage of time or the giving of notice or both, could be an Event of Default hereunder;

(k) Debtor will notify the Secured Party in writing prior to beginning to engage in business in any corporate or fictitious name other than its present corporate name;

(l) Debtor will not use the Collateral in violation of any federal, state or local statute or ordinance;

(m) Debtor will comply with each covenant set forth in the NPA;

(n) If any of the Collateral or any of Debtor's Books and Records are at any time to be located on premises leased by Debtor or on premises owned by Debtor subject to a mortgage or other lien, Debtor must obtain and deliver or cause to be delivered to Secured Party prior to delivery of any Collateral or Books and Records concerning the Collateral to said premises, an agreement, in form satisfactory to Secured Party, waiving the landlord's, mortgagee's or lienholder's rights to enforce any claim against Debtor for moneys due under the landlord's lien, mortgagee's mortgage or other lien by levy of distraint or other similar proceeding against the Collateral or Debtor's Books and Records and assuring Secured Party's ability to have access to

the Collateral and Debtor’s Books and Records in order to exercise Secured Party’s rights to take possession thereof and to remove them from such premises;

(o) Debtor will keep itself and the Collateral insured against all hazards in such amounts and by such insurers as are satisfactory to Secured Party, with insurance policies which provide for at least thirty (30) days prior written notice to Secured Party of any cancellation or reduction in coverage. Debtor will cause Secured Party’s security interest to be endorsed on all policies of insurance in such manner that all payments for losses will be paid to Secured Party as loss-payee and will furnish Secured Party with evidence of such insurance and endorsements. Debtor will keep such insurance in full force and in effect at all times. In the event that Debtor fails to pay any such insurance premiums when due, Secured Party may but is not required to pay such premiums and add the costs thereof to the amounts due Secured Party under the Notes. Debtor hereby assigns to Secured Party any returned or unearned premiums which may be due upon cancellation of any such policies for any reason whatsoever and directs the insurers to pay Secured Party any amount so due, subject only to the rights of any lender through whom Debtor has financed the payment of such premiums to receive same; and

(p) To further the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in the Collateral, and without limitation on the Debtor’s other obligations in this Agreement, the Debtor agrees, in each case at the Debtor’s expense, to take such actions and execute and deliver such documents or instruments with respect to the Collateral that Secured Party reasonably requests. Debtor further agrees, at the request and option of the Secured Party, to take any and all other actions the Secured Party may determine to be necessary or useful for the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in any and all of the Collateral, including, without limitation,

(i) executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the Uniform Commercial Code, to the extent, if any, that the Debtor’s signature thereon is required therefor,

(ii) causing the Secured Party's name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iii) complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iv) obtaining governmental and other third party waivers, consents and approvals in form and substance satisfactory to Secured Party, including, without limitation, any consent of any licensor, lessor or other person obligated on Collateral,

(v) obtaining waivers from mortgagees and landlords in form and substance satisfactory to the Secured Party, and

(vi) taking all actions under any earlier versions of the Uniform Commercial Code or under any other law, as reasonably determined by the Secured Party to be applicable in any relevant Uniform Commercial Code or other jurisdiction, including any foreign jurisdiction.

5. Use of Collateral; Casualty. Until the occurrence of an Event of Default, Debtor may sell and use the Collateral in the ordinary course of its business, consistent with past practices, and accept the return of and repossess goods constituting the Collateral. Immediately upon the loss, damage or destruction of any Collateral, Debtor will deliver to Secured Party an amount equal to the greater of Debtor's (a) actual cost or (b) replacement cost of the Collateral so lost, damaged or destroyed, less the amount of any insurance proceeds thereon anticipated to be collected and retained by Secured Party.

6. Event of Default. The occurrence of any one or more of the following will be an "Event of Default" hereunder:

(a) The failure of Debtor at any time to observe or perform any of its warranties, representations or agreements contained in this Agreement and such failure is not cured within ten (10) days following notice from the Collateral Agent;

(b) Debtor's or Debtor's default under the terms of the Notes, the NPA, or any other Loan Document (as defined in the NPA);

(c) The subjection of the Collateral or any rights therein to or the threat of any judicial process, condemnation or forfeiture proceedings;

(d) The insolvency of Debtor, the commencement of a voluntary or involuntary case in bankruptcy against Debtor, the consenting of Debtor to the appointment of a receiver or trustee of any of its property or any part thereof, or the entry of any order of relief against Debtor in any case.

7. Secured Party's Rights and Remedies. Upon or after the occurrence of any Event of Default, Secured Party may do any or all of the following, all of which rights and remedies shall be cumulative and any and all of which may be exercised from time to time and as often as Secured Party shall deem necessary or desirable:

(a) Exercise any and all rights, privileges and remedies available to Secured Party under this Agreement, the NPA, the Notes, and under the UCC, or any other applicable law, including without limitation the right to require the Debtor to assemble the Collateral and make it available to Secured Party at a designated place reasonably convenient for disposition;

(b) If applicable, notify Debtor's lessees, renters and account Debtors to make all payments directly to Secured Party and to surrender, at the termination of any lease of any Collateral, the item or items of Collateral so leased or to pay the sale option price, if any, directly to Secured Party;

(c) Cure any default in any reasonable manner and add the cost of any such cure to the amount due under the Notes and NPA;

(d) Retain all of Debtor's Books and Records;

(e) Upon ten (10) days prior written notice to Debtor, which notice Debtor acknowledges is sufficient, proper and commercially reasonable, Secured Party may sell, lease or otherwise dispose of the Collateral, at any time and from time to time, in whole or in part, at public or private sale, without advertisement or notice of sale, all of which are hereby waived, and apply the proceeds of any such sale:

(i) first, to the expenses of Secured Party in preparing the Collateral for sale, selling and the like, including without limitation reasonable attorneys' fees and expenses incurred by Secured Party (including fees and expenses of any litigation incident to any of the foregoing);

(ii) second, to the payment in full of all sums owing to Holders under the Notes consistent with the terms of the NPA and the satisfaction of all of the Debtor's and Debtor's obligations under the Notes and NPA; and

(iii) any excess shall be paid as required by applicable law and any applicable subordination, intercreditor, or collateral-sharing agreement, with any remaining surplus paid to Debtor.

The waiver of any Event of Default, or Secured Party's failure to exercise any right or remedy hereunder, shall not be deemed a waiver of any subsequent Event of Default or of the right to exercise that or any other right or remedy available to Secured Party.

8. Expenses of Enforcement. The Debtor will pay all reasonable expenses of the Collateral Agent, including attorneys' fees, incurred by the Collateral Agent in enforcing its rights and remedies hereunder. If the Collateral Agent brings suit (or files any claim in any bankruptcy, reorganization, insolvency or other proceeding) to enforce any such rights or remedies and shall be entitled to judgment (or other recovery) in such action (or other proceeding) then the Collateral Agent may recover, in addition to all other amounts payable hereunder, its reasonable expenses in connection therewith, including attorneys' fees, and the amount of such expenses shall be included in such judgment (or other form of award).

9. Termination of Security Interest. When and only when all amounts due under the Notes, the Note Indenture, and this Agreement shall have been paid in full, then the Security Interest granted to the Collateral Agent pursuant to this Agreement shall terminate and, at the request and expense of the Debtor, the Collateral Agent will execute and deliver to the Debtor such written evidence thereof, including termination statements, and take such other action as the Debtor may reasonably request.

10. Miscellaneous.

(a) **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor

shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

(b) **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by email with written acknowledgment of receipt (including by email), to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Collateral Agent	Honeycomb Collateral LLC 6008 Broad Street Pittsburgh, PA 15206 Email: mathias@honeycombcredit.com
Debtor	c/o Joseph Cortes Tatleaux Browns Mills Landfill Solar, LLC 300 Carnegie Center, Princeton, NJ 08540 j.cortes@tatleauxdepera.com

(c) **Governing Law**. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most geographically convenient to Allegheny County, Pennsylvania and agrees that all disputes arising from this Agreement may be prosecuted in such courts. Each party hereby agrees that any such court shall have *in personam* jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

(d) **Waiver of Jury Trial**. THE DEBTOR WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS, REMEDIES, OBLIGATIONS, OR DUTIES HEREUNDER, OR THE PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF. EXCEPT AS PROHIBITED BY LAW, THE DEBTOR WAIVES ANY RIGHT WHICH IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION REFERRED TO IN THE PRECEDING SENTENCE ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES.

(e) **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party has had an opportunity for its counsel to review and

participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

(f) **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, e.g., via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

(g) **No Third Party Beneficiaries**. This Agreement is made for the sole benefit of the parties and the Holders. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

(h) **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

(i) **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

(j) **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

(k) **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

(l) **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

SCHEDULE A

Collateral

All tangible and intangible assets of the Debtor relating to the development, construction, ownership, financing, operation or maintenance of the Project, whether now owned or hereafter acquired, including, without limitation, equipment, machinery, fixtures, tools, construction materials, development studies, engineering and design work product, permits, approvals, licenses, interconnection applications and related rights, contracts, accounts, general intangibles, books and records relating to the foregoing, and all additions, accessions, substitutions, replacements and proceeds of any of the foregoing, in each case subject to the rights of holders of Permitted Project Financing.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year first above written.

INVESTOR:

Signature:

Name:

Amount Invested:

Annual Interest Rate: 9.5%

ADMINISTRATIVE AGENT, solely in its capacity as Administrative Agent, on behalf of the Holders, HONEYCOMB COLLATERAL LLC
By: /s/ Mathias Jamora
Title: Chief Financial Officer
Email: mathias@honeycombcredit.com

HOLDERS – See attached electronic record(s) of Holder execution

ISSUER:
Tatleaux Browns Mills Landfill Solar, LLC

Signature JOSEPH CORTES ____________________
Joseph Cortes, CEO

Offering Close Date:

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

JOSEPH CORTES

Joseph Cortes

Tatleaux Browns Mills Landfill Solar, LLC

Financial Statements

Tatleaux Browns Mills Landfill Solar LLC

For period February 1, 2024 (inception) to December 31, 2025

Tatleaux Browns Mills Landfill Solar LLC

Table of Contents

FITZPATRICK, BONGIOVANNI & KELLY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Accountant's Review Report

To the Management
Tatleaux Browns Mills Landfill Solar LLC
Princeton, New Jersey

We have reviewed the accompanying financial statements of **Tatleaux Browns Mills Landfill Solar LLC** (a single-member LLC), which comprise the statement of assets, liabilities, and member's equity – modified cash basis as of December 31, 2025, and the related statements of revenues and expenses — modified cash basis, changes in member's equity – modified cash basis, and cash flows — modified cash basis for the period February 1, 2024 (inception) to December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the modified cash basis of accounting; this includes determining that the modified cash basis of accounting is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the modified cash basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with the modified cash basis of accounting.

Members of: American Institute of Certified Public Accountants & The New Jersey Society of Certified Public Accountants

293 S. Shore Road | Plaza 9, P.O. Box 942 | Marmora, New Jersey 08223 | P: 609.390.8855 | F: 609.390.4554
401 New Road, Suite 102 | Linwood, New Jersey 08221 | P: 609.653.0110 | F: 609.788.8828 | FBKcpa.com

FBK

Basis of Accounting

We draw attention to Note 1 of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the modified cash basis of accounting, which is a basis other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Fitzpatrick, Bynum & Kelly, P.C.

Marmora, New Jersey

June 19, 2026

Tatleaux Browns Mills Landfill Solar LLC

Statement of Assets, Liabilities, and Member's Equity - Modified Cash Basis

December 31, 2025

Assets

Current assets	
Cash	$ -
Total current assets	-
Property and equipment	
Development costs	95,670
Total property and equipment	95,670
Total assets	$ 95,670

Liabilities and Member's Equity

Total liabilities	-
Member's Equity	95,670
Total Liabilities and Member's Equity	$ 95,670

See independent accountant's review report and notes to the financial statements.

Tatleaux Browns Mills Landfill Solar LLC

Statement Revenue and Expenses - Modified Cash Basis
For the period February 1, 2024 (inception) to December 31, 2025

Revenues	
Sales	$ -
Expenses	
Postage	16
Utilities	1,675
Total expenses	1,691
Net Loss	(1,691)

See independent accountant's review report and notes to the financial statements.

Tatleaux Browns Mills Landfill Solar LLC

Statement of Changes in Member's Equity - Modified Cash Basis
For the period February 1, 2024 (inception) to December 31, 2025

Balance, at inception	**$**	**-**
Net loss		**(1,691)**
Member contributions		**97,361**
Balance at December 31, 2025	**$**	**95,670**

See independent accountant's review report and notes to the financial statements.

Tatleaux Browns Mills Landfill Solar LLC

Statement of Cash Flows - Modified Cash Basis
For the period February 1, 2024 (inception) to December 31, 2025

Cash flows from operating activities		
Net loss	$	(1,691)
Net cash used in operating activities		(1,691)
Cash flows from investing activities		
Development cost expenditures		(95,670)
Net cash used in investing activities		(95,670)
Cash flows from financing activities		
Member contributions		97,361
Net cash provided by financing activities		97,361
Net increase in cash		-
Cash at inception		-
Cash at December 31, 2025	$	-

Tatleaux Browns Mills Landfill Solar LLC
Notes to the Financial Statements
For the period February 1, 2024 (inception) to December 31, 2025

1. Summary of Significant Accounting Policies

Organization
Tatleaux Browns Mills Landfill Solar LLC (the "Company") is a single-member limited liability company formed under the laws of the State of Delaware. The Company is wholly owned by Tatleaux Solar Group LLC.

Basis of Accounting
The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America (GAAP).

Under this basis, revenues are recognized when received and expenses are recognized when paid, with certain modifications that management believes are appropriate to reflect the financial position and results of operations of the Company. Such modifications include capitalization of development costs.

The modified cash basis of accounting differs from GAAP primarily in that certain revenues and related assets are recognized when received rather than when earned, and certain expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are not intended to present financial position and results of operations in accordance with GAAP.

Nature of Operations
The Company formed for the purpose of developing, constructing, and operating a solar energy project located in Pemberton, New Jersey.

As of December 31, 2025, the Company is in the development stage and has not yet commenced principal operations. The Company has not generated revenues, as construction of the solar project has not been completed. The Company's activities to date have primarily consisted of organizational matters, project development activities, and soliciting financing arrangements in preparation for construction.

The Company expects to begin generating revenue upon completion of construction of the solar facility and commencement of electricity production and delivery to customers under contractual arrangements.

Subsequent Events
Management has evaluated subsequent events and transactions through June 19, 2026, the date the financial statements were available to be issued. No subsequent events have occurred that require recognition or disclosure in the financial statements.

2. Development Costs

Development costs represent expenditures incurred in connection with the development and construction of the Company's solar energy project. These costs primarily include engineering, permitting, site work, interconnection, etc.

Under the Company's modified cash basis of accounting, such costs are capitalized as incurred. Upon completion of construction and placement of the project into service, these costs will be reclassified to property and equipment and depreciated over the estimated useful life of the related assets.

As of December 31, 2025, the project has not yet been placed in service, and accordingly, no depreciation has been recognized.

3. Member's Equity and Related-Party Transaction

The Company is a single-member limited liability company. All contributions and distributions are made at the discretion of the member in accordance with the operating agreement. During the year ended December 31, 2025, the member funded capital contributions of $97,361 and is deemed a related-party transaction. No distributions were made to the member.

4. Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision for income taxes is included in the financial statements, and the Company's taxable income or loss is reported by the member.

5. Solar Project Development Stage Details and Risk Factors

Project Overview:

- Project Name: Tatleaux Browns Mills Landfill Solar
- Location: Pemberton, NJ, Burlington County, USA
- Capacity: 1.810 MW-dc
- Technology: Ground-mounted photovoltaic modules with single-axis tracking

Development Status (As of Quarter 2, 2026):

The project is currently in the late-stage development phase. Construction start is planned for early July 2026 based on a waiver from the NJ Department of Environmental Protection.

- Site Control: Secured. The developer holds an executed 30-year land lease agreement with two 5-year renewal options.
- Zoning & Permitting: Pending. Solar Site Plans have been submitted, and local planning board site plan approval is pending. All environmental and wetland delineations are complete.
- Interconnection: Queued. A System Impact Study (SIS) has been completed with the local utility. The Interconnection Service Agreement (ISA) is expected to be executed by Quarter 3, 2026.

5. Solar Project Development Stage Details and Risk Factors

Development Status (As of Quarter 2, 2026), continued:

- Power Off-take ("Subscriber Acquisition"): The project falls under the New Jersey Board of Public Utility's Community Solar Energy Program that requires at least 51% of the solar electricity be sold to both residential and low-to-moderate income customers.

Key Milestone Schedule:

- Quarter 2, 2026: Start of construction. Finalize interconnection agreement.
- Quarter 3, 2026: External Financing Closing. Tatleaux holding company investment of remaining funds to complete project construction.
- Quarter 4, 2026: Construction completion and project certification to deliver electricity to the utility grid.

Risk Factors & Related Disclosures:

- Interconnection Delays: Timelines remain subject to grid upgrade requirements and utility approval queues, which may cause shifting of the Commercial Operation Date (COD).
- Permitting Contingencies: Final building permits are contingent upon final review of final solar site plans, subject to delays and amendment of the site plan.
- Policy & Incentive Qualification: Project economics rely on state-level Community Solar Renewable Energy Certificates (SREC) award. Any retroactive legislative changes could impact overall project yields.
- Subscriber Acquisition: Although electricity sale to subscribers has started selling all the project's electricity may be delayed, causing lower revenue generation until all the electricity is sold based on long-term contracts
- Any issues with the member regarding the ability to obtain financing or private-equity investors to fund the project.

Going Concern Assumption:

Although the Company is in a development stage, the Company is operating under the presumption that it is a going concern and expects to obtain the necessary regulatory approvals, contractual commitments and financing for the project.

June 29, 2026

Tatleaux Browns Mills Landfill Solar LLC
Reconciliation of Modified Cash Basis to U.S. Generally Accepted Accounting Principles
Review Report - For the period February 1, 2024 to December 31, 2025

To whom this may concern,

This letter is to disclose any differences in the aforementioned review report issued on a modified cash basis framework vs. U.S. generally accepted accounting principles framework.

To respond, at this stage of development through December 31, 2025, there are no differences in the statements presented if they were presented with U.S. generally accepted accounting principles (U.S. GAAP). We found out during the engagement that there were no liabilities further to accrue at December 31, 2025 for this project. Initially, when engaged, we believed administratively it was easier for us to present special purpose framework financials (i.e. modified cash basis) due to some time-consuming application and disclosure of U.S. GAAP standards. Consequently, during our review, we found no other standards or disclosures would have been applicable if presented under U.S. GAAP for the period presented.

Respectfully,

Robert J Kelly Jr, CPA, MT
Fitzpatrick, Bongiovanni & Kelly, P.C.

Exhibit E

Project ProForma - 10.1.26

TATLEAUX BROWNS MILLS LANDFILL SOLAR LLC
295 MT. MISERY ROAD, BROWNS MILLS (PEMBERTON) 08015, Block 850, lot 19

		Quantity	Module Watt
Kilowatts DC	1810.000	2992	605
PROJ BUDGET:	$ 2,997,970	$ 1.656	total per watt
System Type:	fixed ballasted ground mount		

Electricity Rate (includes discount)	0.1884	0.1921	0.1960	0.1999	0.2039
SREC Rate	$0.08	$0.08	$0.08	$0.08	$0.08
Revenue	**1**	**2**	**3**	**4**	**5**
Solar Generation - kwh	**2,575,600**	**2,562,722**	**2,549,908**	**2,537,159**	**2,524,473**
Electricity Sales	485,166	492,395	499,731	507,177	514,734
SREC Subsidy Revenues	206,048	205,018	203,993	202,973	201,958
Total Revenues	***691,214***	***697,413***	***703,724***	***710,150***	***716,692***
TATLEAUX O&M, Susbcribe Expenses	13,610	13,882	14,159	14,443	14,731
Insurance Expenses	9,050	9,050	9,050	9,050	9,050
Lease Payments to Town	20,000	20,000	20,000	20,000	20,000
Total Expenses	***42,660***	***42,932***	***43,209***	***43,493***	***43,781***
Operating Profit	***648,554***	***654,481***	***660,515***	***666,657***	***672,911***

**Does not include debt service*

These are forward looking projections and subject to change. There is no guarantee that actual results will resemble this chart.

0.2080	0.2121	0.2164	0.2207	0.2251
$0.08	$0.08	$0.08	$0.08	$0.08
6	**7**	**8**	**9**	**10**
2,511,851	**2,499,291**	**2,486,795**	**2,474,361**	**2,461,989**
522,404	530,188	538,088	546,105	554,242
200,948	199,943	198,944	197,949	196,959
723,352	***730,131***	***737,031***	***744,054***	***751,201***
15,026	15,327	15,633	15,946	16,265
9,050	9,050	9,050	9,050	9,050
21,000	21,000	21,000	21,000	21,000
45,076	***45,377***	***45,683***	***45,996***	***46,315***
678,276	***684,754***	***691,348***	***698,058***	***704,886***

[1]

[1] *These projections are based on management's estimates and assumptions and are not guarantees of future performance. Actual results may differ materially. Investors should review the offering documents, including the risk factors, before investing. Never invest more than you are able to lose.*